Organigram Reports Second Quarter Fiscal 2024 Results

•21% growth in recreational net revenue year-over-year
•First Jupiter private placement tranche closed adding $41.5 million of cash bringing Organigram's closing cash balance at quarter-end to $83.6 million
•Subsequent to quarter end, closed $28.8 million oversubscribed marketed offering, which when combined with the remaining two anticipated Jupiter tranches will increase cash position by additional $110 million
•Company's recent investment in Steady State LLC (d/b/a Open Book Extracts) ("OBX") adds to growing U.S. portfolio, which includes Phylos Bioscience Inc. ("Phylos")
•Organigram's U.S.-based strategic investments may benefit from expected change in rescheduling of cannabis by the Drug Enforcement Administration from Schedule I to Schedule III

HIGHLIGHTS

•Held the #1 position in milled flower, #1 in hash, #1 in ingestible extracts, #1 in pure CBD gummies, #2 in edibles, #2 in infused pre-rolls, #3 in pre-rolls, #3 in dried flower, and held the overall #3 market position in Canada1
•#1 market share position in Atlantic Canada, #3 in Ontario, and a top 5 licensed producer in every Canadian province1
•The Company's SHRED brand surpassed $200 million in annual retail sales as a result of brand loyalty, product quality, and consistent innovation1
•Completed first international flower shipment to Sanity Group GmbH ("Sanity Group") in Germany and first flower shipment to 4C Labs Ltd. ("4C Labs") for UK distribution
•Subsequent to quarter end, signed two new international supply agreements in Australia and the UK
•Successfully completed preliminary European Union Good Manufacturing Practices ("EU-GMP") audit of the Moncton facility
•Manufacturing equipment for nano-emulsion technology delivered to Winnipeg facility to begin scale up and anticipated gummy launch in the fall
•Closed strategic investment in OBX of US $2 million structured as a convertible note
•Completed first harvest of seed-based production and planted additional seed-based grow rooms resulting from technology acquired from the strategic investment in US-based Phylos
•Company has achieved over $3.7 million in domestic THCV retail sales since launch in August 20231 and subsequent to Q2 shipped first international THCV flower, further leveraging Organigram's strategic investment in Phylos
•Pro-forma cash position of approximately $1952

TORONTO, ON, May 14, 2024 - Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, announced its results for the second quarter ended March 31, 2024 (“Q2 Fiscal 2024”).

“We are pleased with our performance against the strategic priorities we laid out at the beginning of Fiscal 2024," said Beena Goldenberg, Chief Executive Officer. “Organigram is now the only licensed producer among the top three licensed producers in Canada with significant cash, negligible debt, and sizeable funds earmarked for strategic international investment. We have also made solid
1 As of March 31, 2024 Multiple Sources (Hifyre, Weedcrawler, provincial boards, internal modelling)
2 Pro-forma cash as of close of the two anticipated BAT follow-on investment tranches.

progress toward our goal of diversifying our exposure to international markets through our Jupiter fund and increasing our customer base abroad. Domestically, we grew our market share throughout Q2 Fiscal 2024 and we remain focused on driving additional gains in the back half of Fiscal 2024 by expanding distribution, introducing new products, and executing high-impact retail campaigns."

Canadian Recreational Market Introduction Highlights

As an industry leader and pure-play cannabis company, Organigram remains committed to delivering consumer focused innovations and products to the Canadian market. Q2 Fiscal 2024 saw the introduction of 16 new SKUs to the market for Organigram. Some notable highlights include:

SHRED Rainbow Oz. Dartz - A variety pack containing seven packs of our popular Dartz, for a total of 70 joints per package

Big Bag O' Buds Serial Jealousy - A new Organigram cultivar in a one ounce bag which hit $1 million in sales in its first 2 months in market

SHRED Supersonic Citrus - A new addition to our milled flower lineup containing our exclusive whole-flower THCV flower

SHRED Guava Lime Go-Time THCV Heavies - Each diamond, distillate and terpene infused pre-roll contains a 3:1 ratio of THC and THCV

Monjour Me-Time Mango - 30 x 50mg CBD gummies featuring a delicious mango and strawberry flavour
Research and Product Development

Product Development Collaboration ("PDC") and Centre of Excellence ("CoE")
•Organigram and BAT continue to work together through their PDC on new workstreams to develop innovative technologies in the edible, vape and beverage categories in addition to new disruptive inhalation formats aimed at addressing the biggest consumer pain points that exist in the category today. Organigram is preparing to deliver new products in these spaces and the launch priority includes gummies which will feature a new nano-emulsion technology
•The PDC has completed pharmacokinetics studies regarding the onset and bioavailability of our nano-emulsion technology, and is now analyzing preliminary results to substantiate functional consumer claims

Follow-on Strategic Investment from BAT and creation of the Jupiter Investment Pool
•In January 2024, Organigram shareholders voted to approve the $124.6 million investment from BAT and the Company completed the first of three tranches of the investment for proceeds of $41.5 million
•In March 2024, the Company announced a U.S. $2 million investment into OBX in the form of a convertible note. The investment marked Organigram's second investment in a U.S.-based company operating in the cannabis industry, and the inaugural Jupiter investment.
•OBX specializes in legal cannabinoid ingredient production and serves as a one-stop formulation and finished goods manufacturer, simplifying its clients’ supply chains. The investment in OBX provides a further footprint in the U.S, which was a strategic priority set out in the Jupiter investment strategy.

International

•In Q2 Fiscal 2024, the Company completed its first shipments to Sanity Group in Germany and to 4C Labs for UK distribution, and reported international shipments totaling $2.1 million
•Subsequent to quarter end, the Company signed two new international supply agreements in Australia and in the UK
•The Company is evaluating more international expansion opportunities in the US and overseas, propelled by the Jupiter strategic investment pool

Liquidity and Capital Resources

•On March 31, 2024, the Company had cash (restricted & unrestricted) of $83.6 million
•In January 2024, Organigram closed the first of three tranches from BAT's follow-on $124.6 million strategic investment for gross proceeds of $41.5 million.
•In March 2024, the Company announced an underwritten overnight financing which was oversubscribed and closed in April 2024 for gross proceeds of $28.8 million
•On a pro-forma basis, Organigram will have a cash position of approximately $195 million upon closure of the anticipated tranches of BAT's follow-on strategic investment

Key Financial Results for the Second Quarter 2024

•Net revenue:
◦Q2 Fiscal 2024 recreational net revenue increased 21% to $33.1 million from $27.4 million in the second quarter ended February 28, 2023 ("Q2 Fiscal 2023")
◦Compared to the prior period, overall net revenue decreased 5% to $37.6 million, from $39.5 million in Q2 Fiscal 2023 primarily due a reduction in international revenue

•Cost of sales:
◦Q2 Fiscal 2024 cost of sales decreased to $26.4 million, from $29.6 million in Q2 Fiscal 2023, primarily due to higher inventory provisions in Q2 Fiscal 2023 of $3.2 million related to net realizable value adjustments of inventories

•Adjusted gross margin3:
◦Q2 Fiscal 2024 adjusted gross margin was $11.6 million, or 31% of net revenue, compared to $13.4 million, or 34%, in Q2 Fiscal 2023. The decrease in the adjusted gross margin rate was primarily due to lower international sales

•Selling, general & administrative (SG&A) expenses:
◦In Q2 Fiscal 2024, the Company recognized a $4.2 million provision for a receivable associated with its Israeli customer Canndoc
◦SG&A expenses, adjusting for the Canndoc provision, decreased to $15.9 million from $16.1 million in Q2 Fiscal 2023. The decrease was the result of lower costs associated with implementing a new ERP system

•Net Loss:
◦Q2 Fiscal 2024 net loss was $27.1 million compared to $7.5 million in Q2 Fiscal 2023. The increase in net loss from the comparative period is primarily due to lower unrealized gain on changes in the fair value of biological assets and change in fair value of derivative liabilities of $12.5 million

3 Adjusted gross margin is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers; please refer to “Non-IFRS Financial Measures” in this press release for more information.

•Adjusted EBITDA4:
◦Q2 Fiscal 2024 adjusted EBITDA was negative $1.0 million compared to $5.6 million adjusted EBITDA in Q2 Fiscal 2023. The decline was primarily attributable to lower international sales compared to Q2 Fiscal 2023, which negatively impacted the adjusted gross margin rate compared to the prior year period

•Net cash used in operating activities before working capital changes:
◦Q2 Fiscal 2024 net cash used by operating activities was $8.3 million, compared to $2.5 million cash used in Q2 Fiscal 2023, which was primarily due to lower international sales and adjusted EBITDA

"Our higher international sales in Q2 Fiscal 2023 resulted in a comparatively lower adjusted gross margin rate in Q2 Fiscal 2024," said Greg Guyatt, Chief Financial Officer. "However, we are expecting international revenue to continue along the growth trajectory we have seen over the last two quarters while lower cultivation costs, which we achieved beginning in Q2 Fiscal 2024, begin to flow through to our income statement in Q3 fiscal 2024. As we head into the second half of our fiscal year, we are on track to deliver full-year adjusted EBITDA that will exceed that of Fiscal 2023 and positive cash flow from operations before working capital changes."

Select Key Financial Metrics (in $000s unless otherwise indicated)	Q2-2024	Q2-2023	% Change
Gross revenue	57,425	52,898	9%
Excise taxes	(19,797)	(13,405)	48%
Net revenue	37,628	39,493	(5)%
Cost of sales	26,366	29,642	(11)%
Gross margin before fair value changes to biological assets & inventories sold	11,262	9,851	14%
Realized fair value on inventories sold and other inventory charges	(11,062)	(14,170)	(22)%
Unrealized gain on changes in fair value of biological assets	9,400	14,121	(33)%
Gross margin	9,600	9,802	(2)%
Adjusted gross margin(1)	11,609	13,372	(13)%
Adjusted gross margin %(1)	31%	34%	(3)%
Selling (including marketing), general & administrative expenses(2)	20,162	16,071	25%
Net loss	(27,075)	(7,488)	262%
Adjusted EBITDA(1)	(1,045)	5,648	(119)%
Net cash used in operating activities before working capital changes	(8,277)	(2,450)	238%
Net cash used in operating activities after working capital changes	(13,217)	(19,711)	(33)%
Note (1) Adjusted gross margin, adjusted gross margin % and adjusted EBITDA are non-IFRS financial measures not defined by and do not have any standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers; please refer to “Non-IFRS Financial Measures” in this press release for more information.
Note (2) Excluding non-cash share-based compensation.

4 Adjusted EBITDA is a non-IFRS financial measure not defined by and does not have any standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers; please refer to “Non-IFRS Financial Measures” in this press release for more information.

Select Balance Sheet Metrics (in $000s)	MARCH 31, 2024	SEPTEMBER 30, 2023	% Change
Cash & short-term investments (excluding restricted cash)	72,606	33,864	114%
Biological assets & inventories	83,264	80,953	3%
Other current assets	38,392	41,159	(7)%
Accounts payable & accrued liabilities	40,174	20,007	101%
Current portion of long-term debt	66	76	(13)%
Working capital	138,228	133,545	4%
Property, plant & equipment	97,122	99,046	(2)%
Long-term debt	52	79	(34)%
Total assets	331,778	298,455	11%
Total liabilities	59,981	26,832	124%
Shareholders’ equity	271,797	271,623	—%

Capital Structure

in $000s	MARCH 31, 2024	SEPTEMBER 30, 2023
Current and long-term debt	118	155
Shareholders’ equity	271,797	271,623
Total debt and shareholders’ equity	271,915	271,778
in 000s
Outstanding common shares	94,469	94,469
Options	2,840	2,830
Warrants	—	4,236
Top-up rights	2,343	2,035
Restricted share units	3,825	881
Performance share units	1,170	261
Total fully-diluted shares	104,647	104,712

Outstanding basic and fully diluted share count as at May 13, 2024 is as follows:

in 000s	MAY 13, 2024
Outstanding common shares	103,370
Options	2,837
Warrants	4,451
Top-up rights	3,665
Restricted share units	3,811
Performance share units	1,160
Total fully-diluted shares	119,294

The following table reconciles the Company's Adjusted EBITDA to net loss.

Adjusted EBITDA Reconciliation (in $000s unless otherwise indicated)	Q2-2024	Q2-2023
Net (loss) income as reported	$(27,075)	$(7,488)
Add/(Deduct):
Financing costs, net of investment income	(650)	(1,051)
Income tax expense (recovery)	(30)	1
Depreciation, amortization, and (gain) loss on disposal of property, plant and equipment (per statement of cash flows)	3,180	6,867
Share of loss (gain) from investments in associates and impairment loss (recovery) from loan receivable	112	296
Change in fair value of contingent consideration	—	(24)
Realized fair value on inventories sold and other inventory charges	11,062	14,170
Unrealized gain on change in fair value of biological assets	(9,400)	(14,121)
Share-based compensation (per statement of cash flows)	1,995	1,342
COVID-19 related charges, government subsidies, insurance recoveries and other non-operating expenses	87	—
Legal provisions (recoveries)	—	(75)
Share issuance costs allocated to derivative warrant liabilities and change in fair value of derivative liabilities and other financial assets	12,529	(2,433)
ERP implementation costs	173	1,377
Transaction costs	(170)	27
Provisions (recoveries) and net realizable value adjustments related to inventory and biological assets	347	3,521
Research and development expenditures, net of depreciation	2,556	3,239
Provision for Canndoc expected credit losses	4,239	—
Adjusted EBITDA	$(1,045)	$5,648

The following table reconciles the Company's adjusted gross margin to gross margin before fair value changes to biological assets and inventories sold:

Adjusted Gross Margin Reconciliation (in $000s unless otherwise indicated)	Q2-2024	Q2-2023
Net revenue	$37,628	$39,493
Cost of sales before adjustments	26,019	26,121
Adjusted gross margin	11,609	13,372
Adjusted gross margin %	31%	34%
Less:
Write-offs and impairment of inventories and biological assets	314	1,256
Provisions to net realizable value	33	2,265
Incremental fair value component on inventories sold from acquisitions	—	—
Gross margin before fair value adjustments	11,262	9,851
Gross margin % (before fair value adjustments)	30%	25%
Add:
Realized fair value on inventories sold and other inventory charges	(11,062)	(14,170)
Unrealized gain on changes in fair value of biological assets	9,400	14,121
Gross margin	9,600	9,802
Gross margin %	26%	25%

Second Quarter Fiscal 2024 Conference Call

The Company will host a conference call to discuss its results with details as follows:
Date:    May 14, 2024
Time:    8:00 am Eastern Time

To register for the conference call, please use this link:
https://registrations.events/direct/Q4I9676693302
To ensure you are connected for the full call, we suggest registering a day in advance or at minimum 10 minutes before the start of the call. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call.

To access the webcast:
https://events.q4inc.com/attendee/619527249

A replay of the webcast will be available within 24 hours after the conclusion of the call at https://www.organigram.ca/investors and will be archived for a period of 90 days following the call.

Non-IFRS Financial Measures

This news release refers to certain financial and operational performance measures (including adjusted gross margin, adjusted gross margin % and adjusted EBITDA) that are not defined by and do not have a standardized meaning under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Non-IFRS financial measures are used by management to assess the financial and operational performance of the Company. The Company believes that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted EBITDA is a non-IFRS measure that the Company defines as net income (loss) before: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the statement of cash flows); share-based compensation (per the statement of cash flows); share of loss (gain) from investments in associates and impairment loss (recovery) from loan receivable; change in fair value of contingent consideration; change in fair value of derivative liabilities; expenditures incurred in connection with research and development activities (net of depreciation); unrealized (gain) loss on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions (recoveries) and net realizable value adjustment related to inventory and biological assets; government subsidies and insurance recoveries; legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; share issuance costs; and provision for Canndoc expected credit losses. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results.

Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less cost of sales, before the effects of (i) unrealized gain (loss) on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions (recoveries) of inventories and biological assets; (iv) provisions to net realizable value; (v) realized fair value on inventories sold from acquisitions.

Adjusted gross margin percentage is a non-IFRS measure that the Company calculates by dividing adjusted gross margin by net revenue.

Management believes that this adjusted gross margin and adjusted gross margin percentage both provide useful information to assess the profitability of the Company's operations as they represent the normalized gross margin generated from operations and exclude the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS.

The most directly comparable measure to adjusted EBITDA, calculated in accordance with IFRS is net income (loss) and beginning on page 6 of this press release is a reconciliation to such measure. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments and beginning on page 7 of this press release is a reconciliation to such measure.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiary, Organigram Inc., is a licensed producers of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, Monjour and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Québec, with a dedicated manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking information. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, forecasts, projections and outlook, including statements relating to the Company’s future performance, the Company’s positioning to capture additional market share and sales including international sales, expectations for consumer demand, expected increase in SKUs, expected improvement to gross margins before fair value changes to biological assets and inventories, expectations regarding adjusted gross margins, adjusted EBITDA and net revenue in Fiscal 2024 and beyond, the Company's ability to generate consistent free cash flow from operations, expectations regarding cultivation capacity, the Company’s plans and objectives including around the CoE, availability and sources of any future financing including satisfaction of closing conditions for future tranches of the BAT follow-on investment, EU-GMP certification, availability of cost efficiency opportunities, expectations around lower product cultivation costs, the ability to achieve economies of scale and ramp up cultivation, expectations pertaining to the increase of automation and reduction in reliance on manual labour, expectations around the launch of higher margin dried flower strains, expectations around market and consumer demand and other patterns related to existing, new and planned product forms; timing for launch of new product forms, ability of those new product forms to capture sales and market share, estimates around incremental sales and more generally estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; continuation of shipments to existing and prospective international jurisdictions and customers, statements regarding the future of the Canadian and international cannabis markets and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

This news release contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. These risks, uncertainties and factors include: general economic factors; receipt of regulatory approvals, consents, and/or final determinations, and any conditions imposed upon same and the timing thereof; the Company's ability to meet regulatory criteria which may be subject to change; change in regulation including restrictions on sale of new product forms; timing for federal legalization of cannabis in the U.S. and changing regulatory conditions including internationally; imposition of tariffs or duties in international markets, including Israel; change in stock exchange listing practices and ability to continue to meet minimum listing requirements from time to time; the Company's ability to manage costs, timing and conditions to receiving any required testing results and certifications; results of final testing of new products; changes in governmental plans including those related to methods of distribution and timing and timing and nature of sales and product returns; customer buying patterns and consumer preferences not being as predicted given this is a new and emerging market; material weaknesses identified in the Company’s internal controls over financial reporting; the completion of regulatory processes and registrations including for new products and forms; market demand and acceptance of new products and forms; unforeseen construction or delivery delays including of equipment and commissioning; increases to expected costs; competitive and industry conditions; change in customer buying patterns; and changes in crop yields and potency. These and other risk factors are disclosed in the Company's documents filed from time to time under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.com and reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) from time to time on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov, including the Company’s most recent management discussion and analysis ("MD&A") and and annual information form. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward looking information is subject to risks and uncertainties that are addressed in the “Risk Factors” section of the MD&A dated May 14, 2024 and there can be no assurance whatsoever that these events will occur.

For Investor Relations enquiries, please contact:

Max Schwartz, Director of Investor Relations
investors@organigram.ca

For Media enquiries, please contact:

Paolo De Luca, Chief Strategy Officer
paolo.deluca@organigram.ca